November 12, 2019

Avi Katz
Chief Executive Officer
GigCapital, Inc.
2479 E. Bayshore Road, Suite 200
Palo Alto, CA 94303

       Re: GigCapital, Inc.
           Proxy Materials on Schedule PREM14A
           Filed on July 31, 2019
           File no. 001-38320

Dear Dr. Katz:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:    Jeffrey C. Selman